Exhibit 99.1

Aesthetic Medical International Announces Change of Auditor and Change of Director

Shenzhen, China, December 12, 2023 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced (1) the appointment of Onestop Assurance PAC as the Company’s independent registered public accounting firm to replace Union Power HK CPA Limited (“Union Power”), effective December 12, 2023; (2) the resignation of Mr. JIM Wai Hang from his position as an independent director and a member of the audit committee of the board of directors of the Company (the“Board”), due to personal reasons, with effect on and from December 12, 2023; and (3) the appointment of Ms. XU Tianqing as an independent director and a member of the audit committee of the Board, with effect on and from December 12, 2023.

Change of Auditor

The change of the Company’s independent registered public accounting firm was made after careful consideration and evaluation process and was approved by the audit committee and the Board.

The audit reports of Union Power on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2021 and 2022 and through the subsequent interim to date, there were no disagreements between the Company and Union Power on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Union Power’s satisfaction, would have caused Union Power to make reference thereto in their report on the financial statements for such years.

Union Power has confirmed that there are no matters relating to their retirement that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that the Company has no disagreement or unresolved matters with Union Power, and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

Change of Director

Mr. JIM Wai Hang resigned from the Board, effective on and from December 12, 2023. Mr. JIM Wai Hang resigned for personal reasons and not due to any disagreement with the Company on any matter relating to the Company's operations, policies, or practices. Mr. JIM Wai Hang has confirmed that he has no disagreement with the Board and there is no other matter relating to his resignation as an independent director that needs to be brought to the attention of the shareholders of the Company or the Nasdaq.

Ms. XU Tianqing was appointed as an independent director and a member of the audit committee of the Board, effective on and from December 12, 2023. The biographical details of Ms. XU Tianqing are set out below.

Ms. XU Tianqing has over 5 years of experience in the financial services industry across principal investment and investment banking, currently covering the Greater China Region for ADV Partners. Prior to joining ADV, Ms. XU Tianqing worked at Barclays Capital’s investment banking division from 2018 to 2021. Ms. XU Tianqing holds a dual bachelor’s degree in Molecular & Cell Biology and Economics from the University of California, Berkeley.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net